SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
§240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2(a)
 (Amendment No. 3)

Banyan Rail Services Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

06684A 107

(CUSIP Number)

Christopher J. Hubbert
Kohrman Jackson & Krantz P.L.L. 1375 East 9th Street, 20th Floor, Cleveland, OH 44114; 216-736-7215

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 26, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 06684A 107	Page 2 of 5 Pages

1	name of reporting person i.r.s. identification no. of above person (entities only) Paul S. Dennis
2	check the appropriate box if a member of a group* (a) ☒ (see instructions) (b) ☐
3	sec use only
4	source of funds (see instructions)
5	check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization United States of America
number of shares beneficially owned by each reporting person with	7	sole voting power 6,147,917(1)
	8	shared voting power
	9	sole dispositive power 6,147,917(1)
	10	shared dispositive power
11	aggregate amount beneficially owned by each reporting person 6,147,917(1)
12	check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
13	percent of class represented by amount in row (11) 18.8%
14	type of reporting person (see instructions) IN

(1) Includes Series A 10% convertible debentures currently convertible into 2.0 million shares of common stock and 2,970,417 shares of common stock owned by Paul S. Dennis, Trustee under the Paul S. Dennis Trust Agreement dated August 9, 1983, as Modified, and 500,000 options to purchase shares of common stock that are currently exercisable.

CUSIP No. 05550A 10 0	Page 3 of 5 Pages

1	name of reporting person i.r.s. identification no. of above person (entities only) The Paul S. Dennis Trust Agreement Dated August 9, 1983, as Modified
2	check the appropriate box if a member of a group* (a) ☒ (see instructions) (b) ☐
3	sec use only
4	source of funds (see instructions) WC
5	check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization Florida
number of shares beneficially owned by each reporting person with	7	sole voting power 4,970,417(1)
	8	shared voting power
	9	sole dispositive power 4,970,417(1)
	10	shared dispositive power
11	aggregate amount beneficially owned by each reporting person 4,970,417(1)
12	check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
13	percent of class represented by amount in row (11) 15.4%
14	type of reporting person (see instructions) OO

(1) Includes Series A 10% convertible debentures currently convertible into 2.0 million shares of common stock.

CUSIP No. 05550A 10 0	Page 4 of 5 Pages

Introduction.

Pursuant to Rule 13d-1(k), this Amendment No. 3 to Schedule 13D is filed by Paul S. Dennis and The Paul S. Dennis Trust Agreement dated August 9, 1983, as Modified (the “Trust”), relating to shares of common stock, par value $0.01 per share (the “Common Stock”), of Banyan Rail Services Inc., formerly B.H.I.T. Inc., a Delaware corporation (the “Company”).

Item 3.         Source and Amount of Funds or Other Consideration.

Item 3 is amended and supplemented as follows:

The shares of Common Stock reported in Item 5(c) as having been acquired by the Trust were acquired for the aggregate purchase price of $75,000 with working capital of the Trust.

Item 5.         Interest in Securities of the Issuer.

Items 5(a) and 5(c) are amended and supplemented as follows:

(a)     Based solely on information provided by the Company, there are currently 30,171,385 shares of Common Stock outstanding.  Mr. Dennis beneficially owns 6,174,917 shares of Common Stock, including Series A 10% convertible debentures currently convertible into 2.0 million shares of Common Stock and 2,970,417 shares of Common Stock owned by the Trust and 500,000 options to purchase shares of Common Stock that are currently exercisable, or 18.8% of the Company’s outstanding Common Stock, assuming exercise of the options held by Mr. Dennis and conversion of the debentures owned by the Trust.  The Trust owns 4,970,417 shares of Common Stock, including Series A 10% convertible debentures currently convertible into 2.0 million shares of Common Stock, or 15.4% of the Company’s outstanding Common Stock, assuming conversion of the debentures owned by the Trust.

(c)     In the past sixty days, the Trust purchased 500,000 shares of Common Stock in private transactions as set forth below:

Date	Number of Shares	Approximate Per Share Price (Excluding Commissions)
12/18/2009	250,000	$0.15
01/26/2010	250,000	$0.15

Mr. Dennis and the Trust have not effected any other transactions in the Company’s Common Stock in the past sixty days.

Item 7.         Material to be Filed as Exhibits.

7.1     Joint Filing Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 1, 2010

/s/ Paul Dennis
Paul S. Dennis, Individually

The Paul S. Dennis Trust Agreement
Dated August 9, 1983, as Modified

/s/ Paul Dennis
Paul S. Dennis, Trustee

Page 5 of 5 Pages

EXHIBIT INDEX

Exhibit Number	Description

7.1	Joint Filing Agreement